Micro Mammoth Solutions, Inc.
1511 Dodd Road
Winter Park, Florida 32792
407-529-7144

February 18, 2009

Ms. Kristi Marrone
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re:	Micro Mammoth Solutions, Inc.
Form 10-K for the year ended June 30, 2009
Filed September 28, 2009
File No. 333-144645

Dear Ms. Marrone:

Management is in receipt of your January 28, 2010 comment letter regarding the annual report for Micro Mammoth Solutions, Inc. filed on Form 10-K for the year ended June 30, 2009.I have restated your questions and the Company’s responses sequentially to your letter, as follows:

Item 5 (a) Market Information, page 7

1.
Please update the table of stock prices to reflect the two most recently completed fiscal years in future filings and please supplementally advise us what caused the significant increase in stock price during the fourth quarter of 2008.

Original Disclosure:

(a) Market Information

Our Common Stock is traded in the over-the-counter securities market through the National Association of Securities Dealers Automated Quotation Bulletin Board System, under the symbol “MIMS”. We have been eligible to participate in the OTC Bulletin Board since November 8, 2007. The following table sets forth the quarterly high and low bid prices for our Common Stock during our last two fiscal years, as reported by a Quarterly Trade and Quote Summary Report of the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Micro Mammoth Solutions, Inc.
Response Letter

	2008		2007
	High	Low	High	Low
1st Quarter	0.001	0.001	0.001	0.001
2nd Quarter	0.001	0.001	0.001	0.001
3rd Quarter	0.001	0.001	0.001	0.001
4th Quarter	4.50	0.001	0.001	0.001

Proposed Disclosure: (changes in italics)

(a) Market Information

Our Common Stock is traded in the over-the-counter securities market through the National Association of Securities Dealers Automated Quotation Bulletin Board System, under the symbol “MIMS”. We have been eligible to participate in the OTC Bulletin Board since November 8, 2007. The following table sets forth the quarterly high and low bid prices for our Common Stock during our last two fiscal years, as reported by a Quarterly Trade and Quote Summary Report of the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.In the fourth quarter of 2009, shares of our Common Stock traded at market at a price above the range in which our Common Stock has traded in the past.  The Company has no knowledge regarding the price increase, as the trades that resulted in the price increase occurred in the open market and not as a result of any company sponsored buy-back program or any affiliate of the Company purchasing shares in the open market.

	2009		2008
	High	Low	High	Low
1st Quarter	0.001	0.001	0.001	0.001
2nd Quarter	0.001	0.001	0.001	0.001
3rd Quarter	0.001	0.001	0.001	0.001
4th Quarter	4.50	0.001	0.001	0.001

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

2.
You disclose that “our audit reflects the fact that we have no current source of income,” but it appears that you have a consistent revenue stream of $12,000 per year.   Please discuss this revenue stream and, if earned pursuant to contractual terms, please elaborate upon the terms of the contract and the likelihood that you will continue to generate this revenue in future periods.

Micro Mammoth Solutions, Inc.
Response Letter

Original Disclosure:

Our audit reflects the fact that we have no current source of income. Further, that without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Proposed Disclosure:  (changes in italics)

Our audit reflects that we have a limited source of income.  We currently have a contract under which we receive a revenue stream of $1,000 (one thousand dollars) per month for our consulting services.  This contract has generated revenue since our inception, however it is unlikely that the revenue stream will continue.  Due to economic changes experienced by the company that we provide our services to, it is unlikely that they will continue to utilize our services. Pursuant to the terms of the contract, the contract has been renewed and may be cancelled by either party upon 30 days written notice by either party.  Should cancellation occur and without the realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Statement of Changes in Stockholders’ Equity, page F-4

3.	Please revise the statement of stockholders’ equity to show discrete activity for the year ended June 30, 2008. See Rules 8-02 of Regulation S-X.

Original Disclosure:

See attached page 1

Proposed Disclosure:

See attached page 2

If no additional responses are required on this comment, we will promptly file an amended form 10-K for the period ended June 30, 2009.

The Company acknowledges that, as a company, we are responsible for the accuracy and adequacy of the disclosure in all our filings. Micro Mammoth, Inc. acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosurein the filing;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ James Watson

James Watson
President and CEO
Micro Mammoth Solutions, Inc.

MICRO MAMMOTH SOLUTIONS, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

				Accumulated
			Additional	Deficit During	Total
	Common Stock		Paid-in	Developmental	Stockholders'
	Shares	Amount	Capital	Stage	Equity
Balance, September 13, 2006	-	$-	$-	$-	$-

Shares issued for cash	134,000	13	6,687	-	6,700

Shares issued for consulting	3,400,000	340	169,660	-	170,000

Founders shares issued	6,500,000	650	-	-	650

Net loss September 13, 2006 (Inception) to June 30, 2008	-	-	-	(178,516)	(178,516)

Balance, June 30, 2008	10,034,000	1,003	176,347	(178,516)	(1,166)

Net loss year ended June 30, 2009	-	-	-	(6,163)	(6,163)

Balance, June 30, 2009	10,034,000	1,003	176,347	(184,679)	(7,329)

The accompanying notes are an integral part of the financial statements.

F-4

MICRO MAMMOTH SOLUTIONS, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

				Accumulated
			Additional	Deficit During	Total
	Common Stock		Paid-in	Developmental	Stockholders'
	Shares	Amount	Capital	Stage	Equity
Balance, June 30, 2007	10,034,000	$1,003	$176,347	$(174,767)	$2,583

Net loss for year ended June 30, 2008				(3,749)	(3,749)
	-	-	-

Balance, June 30, 2008	10,034,000	1,003	176,347	(178,516)	(1,166)

Net loss for year ended June 30, 2009	-	-	-	(6,163)	(6,163)

Balance, June 30, 2009	10,034,000	$1,003	$176,347	$(184,679)	$(7,329)

The accompanying notes are an integral part of the financial statements.

F-4